July 12, 2019

William Schroeder

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Wins Finance Holdings Inc.
Form 20-F
Filed October 31, 2018
Response Dated May 31, 2019
File No. 333-204074

Dear Mr. Schroeder:

We hereby provide a response to the comments issued in a letter dated June 14, 2019 (the “Staff’s Letter”) regarding the Company’s Annual Report on Form 20-F (the “Annual Report”).

We have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 20-F filed October 31, 2018

Financial Statements, page F-4

1.	We note your response to comment 8. Your response does not appear to address the information requested in the comment so we are reissuing comment 8.

Response: When we pay a guarantee on behalf of a customer (capitalized as “guarantee paid on behalf of guarantee service customers” on the balance sheet), we immediately release any “allowance on guarantee” (presented as a liability on the balance sheet) previously made on this customer during our assessment of contingent liability arising from the guarantee contract being executed and create a specific provision, of the same amount, on guarantee on behalf of a customer, which is presented net of the capitalized “guarantee paid on behalf of guarantee service customers”. We also assess the recoverability of the remaining balance of the capitalized “guarantee paid on behalf of guarantee service customers”, and if necessary, make additional provision (charge as an expense, and the respective specific provision is presented net of “guarantee paid on behalf of guarantee service customers” on the balance sheet”) to reduce the “Guarantee paid on behalf of guarantee service customers” to recoverable amount.

(a)	Cash payment on behalf of our client (say $100) is:

	Dr	Cr
Guarantee paid on behalf of guarantee service customers (B/S)	100
Cash		100

(b)	For general and specific allowance already made against this customer during the unexpired guarantee period, our accounting entry to relieve/decrease the “allowance on guarantee” account (say $90) is:

	Dr	Cr
Allowance on guarantee (B/S)	90
Guarantee paid on behalf of guarantee service customers – specific provision (B/S)		90

We may be able to collect the remaining balance from the customer. Our accounting entry to record the cash collection is:

	Dr	Cr
Cash	10
Guarantee paid on behalf of guarantee service customers (B/S)		10

If we were unable to collect the remaining balance from the customer, our accounting entry to record further specific provision on the guarantee paid on behalf of guarantee service customers is:

	Dr	Cr
Provision for guarantee paid on behalf of guarantee service customers (P/L)	10
Guarantee paid on behalf of guarantee service customers – specific provision (B/S)		10

2.	We note your response to comment 9 and your example journal entries. Based on you example journal entries, it appears that you have a remaining debit balance of $82 in Guarantee paid on behalf of guarantee service customers (B/S) offset with a credit balance of $82 in Allowance on guarantee (B/S). Using the same fact pattern provided in comment 9 please explain these balances and show the entries used to reduce these amounts.

Response: Below is a corrected example of the journal entries we would use in connection with the hypothetical loan described in comment 9. The Company’s previously inadvertently omitted the highlighted lines.

			B/S		P/L
Event		Account description	Dr	Cr	Dr	Cr
			$	$	$	$
• Day one non-contingent liability		No entries
• Initial deposit paid to the bank for the financial guarantee (usually 8%-10%, assuming 10% in this example)	Dr	Restricted cash	10
	Cr	Cash		10
• Subsequent identification of specific collectability risk since the client will not pay $82 of the loan (i.e. - contingent liability)	Dr	Provision for financial guarantee services (P/L)			82
	Cr	Allowance on guarantee (B/S)		82
• Withdrawal of deposit by the bank related to the financial guarantee	Dr	Provision for guarantee paid on behalf of guarantee service customers (P/L)			82
	Cr	Provision for financial guarantee services (P/L)				82
	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	10
	Cr	Restricted cash		10
• Subsequent payment to the bank for the remainder of the non-payment	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	72
	Cr	Cash		72
	Dr	Allowance on guarantee (B/S)	82
	Cr	Guarantee paid on behalf of guarantee service customers – specific provision (B/S)		82
• Initial assessment that you will be able to collect $35 from the client related to your guarantee	Dr	Guarantee paid on behalf of guarantee service customers – specific provision (B/S)	35
	Cr	Provision for guarantee paid on behalf of guarantee service customers (P/L)				35
• Collection of $35 from the client	Dr	Cash	35
	Dr	Guarantee paid on behalf of guarantee service customers (B/S)		35
• Later collection of the remaining $47 from the client	Dr	Guarantee paid on behalf of guarantee service customers (B/S)	47
	Cr	Provision for guarantee paid on behalf of guarantee service customers (P/L)				47
	Dr	Cash	47
	Cr	Guarantee paid on behalf of guarantee service customers (B/S)		47

The foregoing was used by the Company during the periods presented in the Annual Report.

3.	We note your response to comment 10. Your proposed draft disclosure does not appear to address the information required by ASC 310-10-50. Please review the future filings to disclose the information required by ASC 310-10-50 for your receivable from guarantee customers as applicable and provide a draft of your proposed disclosure.

Response: In our future filings we will also disclose the following information in note 6 to the financial statements:

Ageing analysis:

As of the end of the reporting period, the ageing analysis of receivables from guarantee service customers, based on the transaction date and net of allowance for doubtful debts, is as follows:

	2018	2017
	$	$
Within 1 year	1,739,951	847,684
Over 1 year but less than 2 years	542,702	712,931
Over 2 years but less than 3 years	671,535	-
Over 3 years but less than 5 years	-	-
Over 5 years	-	-
	2,954,188	1,560,615
Less: Provision	(2,846,715)	-
	107,473	1,560,615

Receivables from guarantee service customers are due from the date of payment.

Analysis by collateral:

	2018	2017
	$	$
Secured	-	-
Unsecured	-	-
Others	2,954,188	1,560,615
	2,954,188	1,560,615
Gross receivables from guarantee service customers	2,954,188	1,560,615

Secured: Secured loans refer to the loan and advances which are secured by collateral that meets the following standards: (i) such collateral has been registered with the relevant governmental authorities; (ii) the market value of such collateral can be easily observed; and (iii) the Group has priorities over other beneficiaries on such collateral. Such collateral mainly includes real estates and land use rights.

Unsecured: Unsecured loans refer to the loan and advances which are not secured by collateral or counter-guaranteed.

Others: Others refer to loans and advances guaranteed by guarantors, or secured by collateral, the market value of which may be subject to depreciation or cannot be easily observed, or on which the Company does not have priorities over other beneficiaries. Such collateral includes unregistrable real properties, land use rights, and registrable account receivables, vehicles, machineries, inventories and equity interests.

Consolidated Statements of Cash Flows, page F-7

4.	In response to prior comment 8 of our letter dated July 27, 2015 you revised your Statement of Cash Flows presentation related to “deposit paid to banks for financial guarantee services” and “deposit released from banks for financial guarantee services” to appropriately reconcile to the presentation of “restricted cash” used in the balance sheet. Please revise your Statement of Cash Flows presentation and line item terminology similarly in future filings to allow an investor to understand how changes in the balance sheet line item “restricted cash” is presented in the Statement of Cash Flows.

Response: In our future filings we will revise our Statement of Cash Flows presentation and line item terminology as follows:

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2018	2017	2016

CASH FLOWS FROM INVESTING ACTIVITIES
Restricted cash paid to banks for financial guarantee services	(18,874,650)	(19,753,815)	(24,152,739)
Restricted cash released from banks for financial guarantee services	20,686,625	22,815,354	26,642,584
Restricted cash paid to banks for capital lease business	-	(4,403,737)	(4,661,874)
Restricted cash released from banks for capital lease business	-	4,403,737	406,461

We will also revise Note 4 to our financial statements to allow an investor to understand how changes in the balance sheet line item “restricted cash” is presented in the Statement of Cash Flows, as follows:

The following table sets forth the breakdown of restricted cash:

	2018	2017

Restricted cash paid to banks for :
— as guarantor deposits to guarantee service customers	18,550,024	19,855,747
— loans for capital lease business	4,532,372	4,426,461
	23,082,396	24,282,208

Notes to the Unaudited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Short-term investments, page F-11

5.	We note your response to comment 13. It does not appear your short-term investments meet the criteria to be scoped out of ASC320-10. Please tell us the specific guidance you relied on to scope out your short-term investments under ASC320 or review to account for the securities as available-for-sale securities and provide the information required by ASC 320-50.

Response: Investments comprised a significant proportion of the Company’s total assets at June 30, 2018, 2017 and 2016, and these investments have been structured to generate predicable and stable returns over an extended period of time in amounts sufficient to finance the Company’s business operations and financial commitments. During the years ended June 30, 2018, 2017 and 2016, the Company invested in asset management products issued by banks and financial institutions for fixed periods from one year or three or five years and for fixed interest rate returns (fiscal 2018: 5% to 9% annually; fiscal 2017: 5% to 9% annually; fiscal 2016: 5% to 15% annually). The Company redeemed these investments upon maturity (and in some cases, extended for a few months after maturity). Based on the Company’s historical experience, and given its liquidity and adequacy of its capital resources, the Company actually has the positive intent and ability to hold these investment securities until maturity. Contractually we cannot redeem any of the investments without the approval by the banks and financial institutions which issue the asset management products. In accordance with ASC 320-10—25-1, these investments should be classified as held-to-maturity. The Company will revise its future filings to provide a more accurate and complete description of the nature and the accounting for these investments as follows:

(f) Investments securities – held to maturity

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year or three or five years are classified as investment securities – held to maturity ("HTM"). The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions.

HTM securities are those securities in which the Company has the ability and intent to hold the security until maturity. HTM securities are recorded at amortized cost. Premiums and discounts on HTM securities are amortized or accreted over the life of the related HTM security as an adjustment to yield using the effective-interest method. There were no such premiums or discounts on HTM securities for any of the reporting periods presented herein.

A decline in the market value of any HTM securities below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing an estimate of cash flows expected to be collected. The Company regularly evaluates the potential for impairment of the HTM securities, in particular when conditions indicate a potential for impairment, but not less than annually. There was no impairment noted for any of the reporting periods presented herein.

Interest income from HTM securities is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

NOTE 5 -	INVESTMENTS SECURITIES – HELD TO MATURITY

Investments securities – held to maturity as of June 30, 2018 and 2017 mainly represented asset management products that Dongsheng Guarantee, Jinshang Leasing and Wins Finance purchased from financial institutions. The term for the investments is one year or three or five years, and Dongsheng Guarantee and Jinshang Leasing have the ability and intent to hold the security until maturity. Interest from these investments varies from 5% to 9% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity. Given that the amount of returns of the investments is determinable, the Company recorded these investments at amortized cost using the effective interest.

The following table sets forth the contractual maturity of the balances as of June 30, 2018 in future periods.

Maturing within:	HTM securities
Within 1 year	$64,964,005
2 years	113,309,312
3 years	-
4 years	-
5 years	-
Thereafter	-
$178,273,317

Interest income from these investments was $15,095,621, $13,752,538 and $13,958,540 for the years ended June 30, 2018, 2017 and 2016, respectively. Earned but uncollected interest was $15,157,094 and $3,514,075 as of June 30, 2018 and 2017, respectively.

Included in these investments as of June 30, 2018 and 2017 was an interest bearing promissory note with a principal amount of $1 million that the Company purchased from a third party in January 2016, plus accrued interest. The promissory note was originally bearing interest at 12% per annum and due in January 2017. During the years ended June 30, 2018, 2017 and 2016, an impairment loss of $1,272,723, nil and nil was made on the promissory note, plus accrued interest, and was charged as other operating expenses in the consolidated statements of income and comprehensive income.

Subsequent to June 30, 2018 through the issuance of these consolidated financial statements, the Company had redeemed investments totaled $48,345,306 upon their respective maturity and collected accrued interests of $4,168,233. The Company also made new investments to these asset management products totaled $5,287,768.

Note 7. Net Investment in Direct Financing Leases, page F-23

6.	We note your responses to comment 14 and your proposed revised disclosure. Please revise future filings to further break out the amounts included in the “Overdue and credit-impaired” bucket into separate past due buckets (eg. > 90 days past due, >180 days past due, etc). Refer to the example disclosure in ASC310-10-55-9. Please include a draft of your proposed disclosure for each period presented.

Response: We will revise future filings to provide an analysis of the age of the recorded investment in direct finance leases that are past due as of each period end presented in note 7 to the financial statements as follows:

The following is a credit quality analysis of finance lease receivables. In the event that an installment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the installment repayment is overdue within 30 days, only the balance of this installment is classified as overdue.

	2018	2017
	$	$
Overdue and credit-impaired		-
– Overdue within 90 days (inclusive)	329,347	-
– Overdue above 90 days	1,337,708	-
Not yet overdue but credit impaired (1)	1,942,903	-

Overdue but not credit-impaired
– Overdue within 30 days (inclusive)	-	-
– Overdue 31 to 90 days (inclusive)	-	-
– Overdue above 90 days	-	-
Neither overdue nor impaired	71,978,884	77,590,773

Less: Allowances for impairment losses	(3,943,125)	(867,316)
Net investment in direct financing leases, end of year	71,645,717	76,723,457

(1)	The Company performed individual assessments on those impaired lease receivables as at June 30, 2018 and 2017.

Please contact Giovanni Caruso, our counsel, at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Renhui Mu